TRIPLE 8 DEVELOPMENT CORPORATION
                                   Suite 2901
                            1201 Marinaside Crescent
                                 Vancouver, B.C.
                                 V6Z 2V2 Canada
                Telephone: (604)681-9588 Facsimile: (604)688-4933







                                                              October 23, 2000


VIA EDGAR/FACSIMILE:  (202)942-9516


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attention:  Mr. David Link, Mail Stop 0304

Dear Mr. Link:

Re:  Triple 8 Development Corporation
       - Request for Withdrawal of Form SB2 Registration Statement (File No. 333-35762)
       - Amendment No. 2 - Filed September 20, 2000
---------------------------------------------------

                  On behalf of Triple 8 Development Corporation (the "Company"), I hereby withdraw the Company's Form SB2 Registration Statement (file no. 333-35762) as we feel it is impractical to proceed with an SB2 offering as a blank check company due to current lack of interest in the market place.

                                        Yours truly,

                                        TRIPLE 8 DEVELOPMENT CORPORATION


                                        Per:     /s/ Keith Ebert
                                                 Keith Ebert,
                                                 President, C.F.O. and Director